EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options and restricted stock units. Common shares issuable upon exercise of certain options are not used in the calculation for the years ended December 31, 2009 to 2013, as the effect would be anti-dilutive.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars except per share information)

Loss from continuing operations	$(25,838)	$(42,264)	$(31,379)	$(9,270)	$(7,645)

Income (loss) from discontinued operations, net of income tax	967	87,962	963	(8,269)	107,079

Net (loss) income available to common shareholders	$(24,871)	$45,698	$(30,416)	$(17,539)	$99,434

Basic net (loss) income per common share

Continuing operations	$(0.51)	$(0.84)	$(0.63)	$(0.18)	$(0.13)

Discontinued operations	0.02	1.75	0.02	(0.15)	1.90

Net (loss) income per common share	$(0.49)	$0.91	$(0.61)	$(0.33)	$1.77

Diluted net (loss) income per common share

Continuing operations	$(0.51)	$(0.84)	$(0.63)	$(0.18)	$(0.13)

Discontinued operations	0.02	1.75	0.02	(0.15)	1.90

Net (loss) income per common share	$(0.49)	$0.91	$(0.61)	$(0.33)	$1.77

Weighted average number of common shares outstanding (in thousands)	50,909	50,112	50,105	52,382	56,194

Diluted weighted average number of common shares outstanding (in thousands)	50,909	50,112	50,105	52,382	56,194